EXHIBIT (a)(1)(A)

AKORN, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING
STOCK OPTIONS FOR NEW STOCK OPTIONS

THE OFFER AND WITHDRAW RIGHTS WILL EXPIRE AT
5:00 P.M., CENTRAL TIME, ON NOVEMBER 19, 2009,
UNLESS THE OFFER IS EXTENDED

Akorn, Inc. (“Akorn,” the “Company,” “we,” “us” or “our”) is offering our employees, subsidiaries’ employees and directors the opportunity to exchange certain of their outstanding options to purchase shares of our common stock for new options to purchase shares of our common stock (“New Options”) on the terms and under the conditions set forth in this Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange” or the “offer”). All of our employees, subsidiaries’ employees and directors may participate in this offer if they remain in such capacity through the date on which the New Options are granted (“Eligible Holders”). This offer will expire on November 19, 2009, at 5:00 p.m., Central Time, unless we extend it (the “expiration date”).

If you are an Eligible Holder, all of your outstanding and unexercised options to purchase shares of our common stock granted prior to February 27, 2009 under the Amended and Restated Akorn, Inc. 2003 Stock Option Plan, as amended September 1, 2009 (the “2003 Plan”), whether vested or unvested, are eligible to be exchanged in the offer (“Eligible Options”). Each New Option will be granted under and subject to the terms and conditions of the 2003 Plan and will be subject to a new option agreement between you and the Company.

If you choose to participate in this offer and properly tender your Eligible Options, and such Eligible Options are accepted by us, you will receive New Options covering the same number of shares that will have substantially the same terms as the Eligible Options you tendered, except that:

•	the exercise price of the New Options will be equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ Global Market (the “NASDAQ”) on the expiration date of the offer;

•	each New Option granted in this offer will vest and become exercisable on the same schedule that originally applied to the tendered Eligible Option to which the New Option relates, except that the schedule will restart based on the grant date of the New Option; and

•	each New Option will expire on the fifth anniversary of the grant date of the New Option.

If you are eligible to participate in this offer, you must elect whether to exchange your Eligible Options on a grant-by-grant basis. You may elect to exchange either all or none of the shares subject to any given Eligible Option grant. No partial exchanges of an Eligible Option grant will be permitted, except that if you exercised a portion of an Eligible Option grant prior to the commencement of this offer, only the portion of the option grant which has not yet been exercised will be eligible to be exchanged.

We are implementing this offer because a considerable number of our employees and directors have stock options, whether or not currently exercisable, that have exercise prices significantly above our current and recent trading prices. We are conducting this offer on a voluntary basis to allow our employees, our subsidiaries’ employees and directors to choose whether to keep their Eligible Options at their current exercise price, vesting schedule and expiration term or to exchange those options for New Options.

If you choose not to exchange your Eligible Options, then such options will remain outstanding and they will retain their current exercise price, vesting schedule and expiration term.

We are making this offer upon the terms and subject to the conditions described in the enclosed materials, including those we describe in Section 6. This offer is not conditioned upon a minimum number of options being tendered for exchange.

See “Risks Factors” beginning on page 7 for a discussion of risks that you should consider before participating in this offer.

IMPORTANT

To elect to exchange your Eligible Options pursuant to this offer, you must, in accordance with the terms of the accompanying election form, properly complete and deliver the election form to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf. We must receive your properly completed election form before 5:00 p.m., Central Time, on November 19, 2009. Although we reserve the right to extend this offer at our sole discretion, we currently have no intention of doing so.

Shares of our common stock are traded on the NASDAQ. On October 19, 2009, the last sale price of our common stock as reported on the NASDAQ was $1.56 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

You should direct questions about the offer or requests for assistance or for additional copies of this Offer to Exchange or the election form to Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911.

Subject to our rights to extend, terminate and amend this offer, we will accept promptly after the expiration of this offer all properly tendered Eligible Options that are not validly withdrawn and will notify you of our acceptance on the date this offer expires. Upon our acceptance of the Eligible Options you tender for exchange, the tendered options will be cancelled and you will no longer have any right to purchase our common stock under those options.

Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should exchange your Eligible Options. You must make your own decision whether to tender your Eligible Options, taking into account your personal circumstances and preferences. Past and current market prices of our common stock may provide little or no basis for predicting what the market price of our common stock will be in the future. We cannot assure you that the market price of our common stock will be greater than the exercise price of the New Options at any time. We recommend that you consult your personal financial and tax advisors before deciding whether to elect to exchange your Eligible Options.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender your Eligible Options for exchange through this offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this offer. Any representation to the contrary is a criminal offense.

Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

i

SUMMARY TERM SHEET — QUESTIONS AND ANSWERS

We are offering to exchange Eligible Options held by an Eligible Holder for New Options to be granted under the 2003 Plan. The following are answers to some of the questions that you may have about this Offer. We recommend that you read the remainder of this document as well as the other offering materials carefully, as the information in this summary is not complete. We have included references to the relevant sections of this document where you can find a more complete description of the topics in this summary.

Questions about the Offer

Q1.	Why are we making this offer?

We are implementing this offer because a considerable number of our employees, the employees of our subsidiaries and our directors have stock options that have exercise prices significantly above our current and recent trading prices. As a result, these options no longer provide the same incentives as when they were granted. We are offering this program on a voluntary basis to allow our employees, our subsidiaries’ employees and our directors to choose whether to retain their “underwater” Eligible Options at their current exercise prices, or to exchange those options for New Options to purchase shares of our common stock at an exercise price equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer.

Since stock options are a key long-term incentive in our compensation strategy, the offer is designed to provide Eligible Holders with the opportunity to hold options that over time may have a greater potential to increase in value. We hope the offer will create better performance incentives for Eligible Holders. However, this cannot be guaranteed in light of the risks of a volatile and unpredictable stock market. (See Section 2)

Q2.	Who is eligible to participate in the offer?

You may participate in this offer if you are an Eligible Holder, which means you are an employee, an employee of one of our subsidiaries or a director that remains in such capacity through the date on which the New Options are granted. Participation in the offer does not confer upon you the right to remain in the employment or other service of the Company or any of its subsidiaries. (See Section 1)

Q3.	Am I required to participate in the offer?

Participation in this offer is completely voluntary. If you choose not to participate in this offer, you will keep all of your Eligible Options and you will not receive any New Options. Eligible Options that you do not tender for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and vesting schedule. (See Section 1)

Q4.	What happens if I cease being employed by the Company or a subsidiary or cease to be a director of the Company at any time prior to being granted a New Option?

If you cease to be an Eligible Holder for any reason at any time before New Options are issued (currently expected to be November 19, 2009), any election you make to participate in the offer will be automatically voided and the Eligible Options you tendered for exchange will remain outstanding in accordance with the terms and conditions of the option grant documents for those Eligible Options.

Q5.	What stock options are eligible to be exchanged in the offer?

Eligible Holders will be able to elect to exchange all of their Eligible Options. An Eligible Option is an outstanding and unexercised option to purchase shares of our common stock granted under our 2003 Plan prior to February 27, 2009, whether vested or unvested. (See Section 1)

Q6.	Are there conditions to the offer?

The offer is subject to a number of conditions with regard to events that could occur before the expiration of the offer. These events include a change in accounting principles, a lawsuit challenging the offer, a third-party tender offer for our common stock or an acquisition proposal for us. These and various other conditions are described more fully in Section 6. If we terminate this offer prior to accepting and cancelling your tendered Eligible Options, your Eligible Options will remain outstanding until they expire pursuant to their terms and will retain their current exercise price and vesting schedule. This offer is valid regardless of the number of eligible option holders who participate and regardless of the number of Eligible Options tendered for exchange. (See Section 6)

Q7.	How do I participate in this offer?

To elect to exchange your Eligible Options, you must properly complete the election form and deliver it to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf. We must receive your properly completed election form before 5:00 p.m., Central Time, on November 19, 2009. Renee Wolf will send you a confirmation by e-mail promptly after receipt of your election form. (See Section 3)

We will strictly enforce the election period. We reserve the right to reject any options tendered for exchange that we determine are not in the appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered options promptly after the expiration of the offer.

If you do not accept this offer, you will keep all of your Eligible Options and you will not receive any New Options. Eligible Options that you do not tender for exchange remain outstanding until they expire by their terms. Such options will retain their current exercise price and current vesting schedule.

If we extend this offer beyond November 19, 2009, then you must deliver a properly completed election form and the other required documentation before the extended expiration date. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all Eligible Options that you elect to exchange promptly after this offer expires. If you do not properly complete and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer. (See Section 3)

Q8.	What will happen if I do not turn in my election form prior to expiration of the offer?

This offer will expire on November 19, 2009, at 5:00 p.m., Central Time, unless we extend it. If you do not turn in your election form by the expiration date of this offer, you will miss the opportunity to participate in this offer and all stock options that you currently hold will remain unchanged with their existing exercise price and other terms.

Although we do not currently intend to do so, we may, in our discretion, extend this offer at any time. If we extend this offer, we will give notice of the extension. (See Section 14)

Q9.	Can I change my election regarding options that I tender or withdraw from the offer after submitting my election form?

Yes, you may change your election regarding Eligible Options or withdraw your Eligible Options from the offer at any time before the offer expires. In order to change your election or withdraw from the offer, you must deliver a new election form, clearly dated after your original election form, to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf before 5:00 p.m., Central Time, on November 19, 2009. Once we receive a change in election form submitted by you, your original election form will be disregarded. (See Section 4)

Q10.	How should I decide whether or not to participate in the offer?

The decision to participate in the offer must be each Eligible Holder’s personal decision, and it will depend largely on each person’s assumptions about the future overall economic environment, the performance of the overall stock market and companies in our sector and our own business and stock price. It will also depend on the exercise price, vesting status and remaining term of your current options. You should consider all information contained in these materials including the “Risk Factors” beginning on page 7 below.

Q11.	Will this offer, or participating in this offer, affect future stock option grants?

Neither this offer nor your participation in this offer will affect future stock option grants in general or future stock option grants to you. We anticipate that we will continue to award stock options under the 2003 Plan consistent with our past practice.

Q12.	Do you recommend that I participate in this offer?

Although our Board of Directors has approved this offer, it recognizes that your decision to tender Eligible Options is an individual one. As a result, you should consult with your personal legal, financial and tax advisors before deciding whether to tender your Eligible Options. We are not making any recommendation as to whether or not you should participate in the offer.

Q13.	Why can’t you just grant Eligible Holders additional stock options?

We designed the offer to avoid the potential dilution in ownership to our shareholders that would result if we granted Eligible Holders additional stock options to supplement their “underwater” stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our shareholders. In addition, granting new stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new stock options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price. Granting additional stock options to Eligible Holders would also more quickly exhaust the current pool of shares available for future grant of options or other equity awards under our 2003 Plan.

Q14.	Are there any U.S. federal tax considerations that will arise from participating in this offer?

Under current U.S. law, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange or at the date of the grant of the New Options. As with existing options, you generally will have taxable income upon exercise of your New Options, at which time there will generally be a tax withholding obligation. We will satisfy this tax withholding obligation through payroll withholding, by withholding proceeds received upon the sale of the underlying common stock, or otherwise, as is currently the case with Eligible Options. You may also have taxable income when you sell the shares issued upon the exercise of the New Options.

State, local and foreign tax consequences may be different for some holders. We recommend that you consult with your own tax advisor to determine the personal tax consequences of accepting the offer. (See Section 13)

Q15.	Do you anticipate that this offer is a one-time event?

We do not currently anticipate offering our employees, the employees of our subsidiaries or our directors another opportunity to exchange “underwater” options for new options in the future.

Q16.	Who can I talk to if I have questions about this offer?

For additional information or assistance, you should contact Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911.

Questions about the Exchanged Options

Q17.	Will I be required to give up all my rights to the tendered Eligible Options?

Once we have accepted any Eligible Options that you tender in this offer, those options will be cancelled and you will no longer have any rights thereunder. Subject to our rights to extend, terminate and amend the offer, we will promptly accept for exchange all Eligible Options that you properly tender to us prior to the expiration of this offer and that you have not withdrawn. (See Section 5)

Q18.	What happens if I elect not to tender my Eligible Options pursuant to this offer?

If you do not accept this offer, you will keep all of your current Eligible Options and you will not receive any New Options. Eligible Options that you do not tender for exchange remain outstanding until they expire by their terms. Such options will retain their current exercise price and current vesting schedule. (See Section 3)

Q19.	Can I exchange stock options that I have already exercised?

The offer applies only to presently outstanding Eligible Options. A stock option that has been fully exercised is no longer outstanding.

Q20.	Can I exchange the remaining portion of an Eligible Option that I have already partially exercised?

If you previously partially exercised an Eligible Option, you may elect to exchange the remaining unexercised portion of an Eligible Option.

Q21.	Do I have to exchange an entire option grant or can I decide to exchange only a portion of an option grant?

Eligible Options must be tendered on a grant-by-grant basis in exchange for New Options. Generally, when we grant stock options, the stock option “grant” will have more than one underlying stock option. For example, an individual might receive a stock option grant with 100 underlying stock options. All 100 stock options would have been granted on the same date with the same exercise price. When we state that Eligible Holders will be permitted to exchange Eligible Options for New Options on a grant-by-grant basis, that means that you can elect to exchange either all or none of the underlying stock options of a particular grant. You may not elect to only tender a portion of the outstanding stock options of such grant. Using the example of a stock option grant with 100 underlying stock options, assuming the stock options constitute an Eligible Option, you could elect to tender the entire Eligible Option grant (i.e., all 100 stock options) in exchange for New Options. You may not elect to only tender only a portion (i.e., 50 stock options) of the outstanding stock options of such grant.

Q22.	Will Eligible Options that are exchanged be returned to the pool of shares available for future grant under the 2003 Plan?

The shares of common stock subject to those Eligible Options exchanged pursuant to the offer will be returned to the pool of shares available for grants under the 2003 Plan, and will then be allocated to the New Options to be granted in exchange for tendered Eligible Options.

Q23.	How do I find out how many Eligible Options I have and what their exercise prices are?

You can review a list of your Eligible Options and the exercise prices of such options by contacting Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911. This information is also included in the materials provided to you along with this offer.

Questions about the New Options

Q24.	How many New Options will I receive if I choose to participate in the offer?

The exchange ratio in the offer is one-for-one. For example, if you elect to participate in the offer and exchange Eligible Options to purchase 100 shares of our common stock, you will receive New Options to purchase 100 shares of our common stock. The New Option will be subject to a restarted vesting period as discussed below. (See Section 8)

Q25.	When will the New Options be granted?

Unless this offer is extended, we will grant the New Options on the expiration date. We expect to distribute the New Options promptly after we accept Eligible Options tendered for exchange. (See Section 5)

Q26.	What will the exercise price of the New Options be?

All New Options granted following the conclusion of the offer will have an exercise price equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer. (See Section 1) We cannot predict what the closing price per share will be on the expiration date and thus, cannot predict what the exercise price of the New Options will be. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

Q27.	What happens if, after the New Options are granted, my New Options are “underwater”?

We can provide no assurance as to the possible price of our common stock at any time in the future. We do not currently anticipate offering to exchange “underwater” options for new options in the future.

Q28.	What vesting will apply to the New Options?

Each New Option granted in the offer will vest and become exercisable in a manner that restarts the full vesting period that applied to the tendered Eligible Option to which the New Option relates. Because the vesting period will restart, currently vested Eligible Options that are tendered in the offer and accepted by us may be exchanged for New Options that have not yet vested. The vesting period for the New Options will begin on the date the New Options are granted. (See Section 8)

Q29.	What term will apply to the New Options?

Each New Option will expire on the fifth anniversary of the grant date of the New Option (unless it expires earlier in accordance with its terms). This means that even though the Eligible Options and the New Options have five year terms, the scheduled expiration date of the New Options will occur after the scheduled expiration date of the Eligible Options because the New Options will have a later grant date. For example, if your Eligible Option was granted in 2007 it is scheduled to expire in 2012 on the fifth anniversary of the date of grant of the Eligible Option. If that Eligible Option is exchanged for a New Option, and the New Option is granted in 2009, then the New Option will be scheduled to expire in 2014 on the fifth anniversary of the date of grant of the New Option. (See Section 8)

Q30.	Some of my Eligible Options are already vested. Why is the Company requiring that the vesting restart for the New Options?

As a result of recent trading prices of our stock, a significant majority of options granted prior to February 27, 2009 are “underwater,” with exercise prices ranging from $1.98 to $7.73, and would not be advisable to exercise. On the other hand, the New Options will have an exercise price equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer. Accordingly, the offer represents an opportunity for Eligible Holders by providing them with options that better reflect current economic reality. In exchange for that opportunity, our Board of

Directors concluded that a restart of the vesting period for the New Options was appropriate. As noted above, your participation in this program is optional, and you may elect not to convert and retain some or all of your Eligible Options.

Q31.	What other terms and conditions will apply to my New Options?

All New Options will be granted under our 2003 Plan which is the same plan under which all Eligible Options were granted. All terms applicable to the New Options will be the same as those that applied to the tendered Eligible Options, except that the exercise price of the New Options will be equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer, the vesting schedule of the New Options will restart as of the grant date of the New Options and the New Options will expire on the fifth anniversary of the grant date of the New Options. (See Section 1).

Q32.	What happens if I leave the company before my New Options vest?

If you leave the company before a portion of your New Options vest, such unvested options will be forfeited pursuant to the terms of the option agreement we will provide you following completion of this offer. This provision is identical to the treatment of unvested Eligible Options under your current option agreement.

RISK FACTORS

Participation in this offer involves a number of potential risks and uncertainties, including those described below. The risks described below and the risk factors set forth under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission (the “SEC”), highlight the material risks of participating in the offer and investing in our common stock. Eligible Holders should carefully consider these risks and are encouraged to speak with their legal, financial or tax advisors, as necessary, before deciding whether to tender or not tender Eligible Options in the offer. In addition, we strongly recommend that you read the rest of these materials for a more complete discussion of the risks that may apply to you before deciding whether to participate in the offer.

Risks Related to the Offer

Any New Option you receive in the offer will be subject to a vesting period that restarts the vesting period that applies to the related Eligible Option you are tendering. This means that if your employment with us terminates during the vesting period of the New Option, or if the New Option otherwise terminates under certain circumstances prior to your being fully vested in it, you might have been better off if you had continued holding the Eligible Option rather than exchanging it for a New Option.

If you elect to participate in the offer and tender your Eligible Options, the vesting for each New Option issued to you will restart and be subject to a new vesting schedule. This means that you will be required to continue your employment or service as a director until the New Option vests in order to benefit fully from the New Option. If your employment or service as a director terminates before your New Option fully vests, you will forfeit the unvested portion of the New Option, even if you previously tendered a fully vested Eligible Option.

Because the vesting of the New Options restarts, during the period following the grant date of the New Option until such option is fully vested, you will not be vested as to as many of the New Option shares as you would have been if you retained your Eligible Options. If your service to the Company ceases for any reason during the period following the New Option grant date until such option has fully vested, you will forfeit the then-unvested portion of the New Option. This may result in forfeiture of options that would not have occurred had you retained your Eligible Options.

You should carefully consider the relative benefit to you of the vesting of your Eligible Options that has already accrued, compared to the benefit of a potentially lower-priced option with a longer vesting period. If our stock price increases in the future to a value above the exercise price of an Eligible Option you tendered in the offer, you could conclude that it would have been preferable to have retained the Eligible Option with its higher price and greater amount of accrued vesting at that point in time rather than have tendered it for the lower-priced New Option with restarted vesting.

Nothing in this document shall be construed to give any person the right to remain in our employ or to serve as a director or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

You may incur tax liability in connection with participation in this offer.

We recommend that all holders of Eligible Options who are considering exchanging their Eligible Options meet with their own tax advisors with respect to the local, state, federal and foreign tax consequences of participating in this offer. See “Material U.S. Federal Income Tax Consequences” for more information about the tax impact of this offer in the United States. If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be other tax and social insurance consequences that may apply to you. You should consult your own tax advisors to discuss these consequences.

Tax Effects of New Options for U.S. Taxpayers

If you participate in this offer and receive New Options for Eligible Options, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or on the grant date of the New Options. However, you generally will have taxable ordinary income when shares are issued to you upon exercise of the New Options, and such taxable income will be subject to all applicable withholding taxes. You also may have taxable capital gains when you sell the shares underlying the New Options. See “Material U.S. Federal Income Tax Consequences” for more information about the tax impact of this offer in the United States.

Tax-related Risks for Non-U.S. Employees

Non-U.S. employees should carefully review (i) Section 13 and (ii) Schedule A attached to this offer to determine whether participation in this Offer could trigger any negative tax consequences.

Tax-related Risks for Tax Residents of Multiple Countries

If you are subject to the tax laws in more than one jurisdiction, you should be aware that there may be tax and social security consequences of more than one country that may apply to you. You should be certain to consult your own tax advisor to discuss these consequences.

Risks Related to Our Business and Common Stock

Before deciding whether to tender your Eligible Options, you should carefully review the section entitled “Risk Factors” that is contained in our Annual Report on Form 10-K for the year ended December 31, 2008, and which is incorporated by reference into this offer.

THE OFFER

1.	NUMBER OF OPTIONS; EXPIRATION DATE

Upon the terms and subject to the conditions of this offer, we are making an offer to Eligible Holders to exchange some or all of their Eligible Options that are properly tendered in accordance with Section 3 and not validly withdrawn pursuant to Section 4 before the expiration date of this offer for New Options with an exercise price equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer.

Eligible Options are all of the outstanding and unexercised options to purchase shares of our common stock granted under our 2003 Plan prior to February 27, 2009, whether vested or unvested. All of our employees, the employees of our subsidiaries and our directors are Eligible Holders and are eligible to participate in this offer. If during the offer or at any time on or prior to the expiration date the person ceases for any reason to be an Eligible Holder, including due to voluntary resignation, removal for cause, termination of employment, retirement or death, the person will cease to be an Eligible Holder. In addition, even if the person is an Eligible Holder throughout the offer period, he or she will not be eligible to receive a New Option unless he or she continues to be an Eligible Holder through the grant date of the New Option, which we currently expect to occur on the expiration date. The term “expiration date” means 5:00 p.m., Central Time, on November 19, 2009, unless we extend the period of time during which this offer will remain open, in which case the term “expiration date” will refer to the latest time and date at which this offer expires.

If you elect to exchange any Eligible Option, you must tender for exchange all unexercised option shares from each tendered Eligible Option. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options that are properly tendered and not withdrawn. The offer is not conditioned upon a minimum number of options being elected for exchange.

If you choose to participate in this offer and properly tender your Eligible Options, and such Eligible Options are accepted by us, you will receive New Options issued under the 2003 Plan covering the same number of shares that will have substantially the same terms as the Eligible Options you tendered, except that:

•	the exercise price of the New Options will be equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer;

•	each New Option granted in this offer will vest and become exercisable on the same schedule that originally applied to the tendered Eligible Option to which the New Option relates, except that the schedule will restart based on the grant date of the New Option; and

•	each New Option will expire on the fifth anniversary of the grant date of the New Option.

Participation in the offer is completely voluntary. If you choose not to participate in this offer, you will keep all of your Eligible Options and you will not receive any New Options. Eligible Options that you do not tender for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

As of October 19, 2009, there were outstanding Eligible Options to purchase 1,744,069 shares of the Company’s common stock.

We will notify you if we decide to increase or decrease the consideration offered for your Eligible Options or the number of Eligible Options that may be tendered under the offer. If this offer is scheduled to expire within ten business days from the date we give notice of such an increase or decrease, we will extend the offer for a period of ten business days after the date of such notice of an increase or decrease.

A “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN

THIS OFFER AND CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.

NOTHING IN THIS OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OR DIRECTOR OF THE COMPANY. THE TERMS OF YOUR EMPLOYMENT WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR SERVICE UNTIL THE GRANT DATE FOR THE NEW OPTIONS OR THEREAFTER.

IF YOU EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS AND YOU CEASE PROVIDING SERVICES TO US BEFORE THE NEW OPTIONS VEST, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR NEW OPTIONS, EVEN IF THE ELIGIBLE OPTIONS THAT YOU TENDERED TO RECEIVE THE NEW OPTIONS WERE VESTED AT THE TIME THE ELIGIBLE OPTIONS WERE TENDERED.

2.	PURPOSE OF THIS OFFER

We are making this offer in recognition of the contributions of our employees, subsidiaries’ employees and directors and to better align their interests with the interests of our shareholders. Stock option awards are designed to motivate and reward the efforts of employees and directors by providing incentives to improve performance and long-term shareholder value, and to encourage long-term employment or service as a director. We have issued stock options under our 2003 Plan with these objectives in mind. However, the Board of Directors has observed that many of our employees and our subsidiaries’ employees, including our executive officers and directors, have outstanding stock options with exercise prices that exceed the current market price of our common stock. Due to this fact, these outstanding stock options have little value as either an incentive or a retention tool. This circumstance has caused our Board of Directors to conclude that we may be at risk of losing key contributors across our workforce because we do not currently have sufficient compensation programs in place to incentivize, retain and ensure the commitment of many of our employees and directors.

This offer is intended to address these concerns by providing Eligible Holders with the opportunity to exchange Eligible Options for New Options issued under the 2003 Plan. By making this offer, we intend to provide our employees, subsidiaries’ employees and directors with the opportunity to hold stock options that, over time, have a greater potential to increase in value, thereby creating better incentives for our employees, subsidiaries’ employees and our directors to remain at the Company or subsidiary, as applicable, and to contribute significantly to achieving our business goals.

We believe that this offer will better align the interests of our employees and directors with those of our shareholders. While we intend for this offer to reduce the current disparity between the market price of our common stock and the exercise price of outstanding stock options, in light of current economic conditions and the volatility in our industry and markets in general, we cannot assure you that following the expiration date of the offer the market price of our common stock will exceed the exercise price of the New Options.

Subject to the foregoing, and except as otherwise described in these materials or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries’ assets;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any change in our Board of Directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any of the executive officers’ material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the NASDAQ;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock incentive plans in an amount that is material to us; or

•	any change to our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of us.

In the ordinary course of business, from time to time, we evaluate acquisition or investment opportunities. These transactions may be announced or completed in the ordinary course of business during the pendency of this offer, but there can be no assurance that an opportunity will be available to us or that we will choose to take advantage of an opportunity. In the ordinary course of business, we review changes in the composition and structure of our board of directors and/or management. As a result of such review, we may make changes in this regard.

Neither we nor our Board of Directors make any recommendation as to whether or not you should tender your Eligible Options for exchange, nor have we authorized anyone to make such recommendation. We recommend that you evaluate carefully all of the information in this offer, the materials referenced or incorporated herein and the related materials we have delivered to you and to consult your own legal, investment and tax advisors. You must make your own decision whether or not to request that we exchange your Eligible Options.

3.	PROCEDURES FOR TENDERING ELIGIBLE OPTIONS

Election Not to Participate in this Offer.  Even if you do not wish to participate in this offer, we request that you properly complete the election form by checking the appropriate box indicating such decision and delivering the election form by fax, email, hand delivery or mail to Renee Wolf as set forth below. You will be able to change your election at any time prior to the expiration date by following the procedures set forth in Section 4 below.

If you elect not to participate in this offer, you will keep all of your current Eligible Options and you will not receive any New Options. Eligible Options that you do not tender for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price, vesting schedule and expiration term.

Election to Participate in this Offer.  To exchange some or all of your Eligible Options, you must properly complete the election form and deliver the election form, along with any other required documents, to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf. Renee Wolf will send you a confirmation by e-mail promptly after receipt of your election form. If you do not receive a confirmation e-mail, please contact Renee Wolf to ensure your documents were received. We must receive all of the required documents no later than 5:00 p.m., Central Time, on November 19, 2009, unless we extend the period of time during which this offer will remain open. Please allow sufficient time to ensure that we receive these documents on time. If you miss this deadline, you will not be permitted to participate in this offer. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one person or group of people. In the event that we do extend this offer beyond November 19, 2009, then you must deliver a properly completed election form and the other required documentation before the extended expiration date.

The method of delivery of all documents, including election forms changing your election from “accept” to “reject” or “reject” to “accept” and any other required documents, is at your election and risk.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Eligible Options will be determined by us, in our discretion, which determination shall be final and binding on all parties, subject to such parties’ disputing such determination in a court of competent jurisdiction. We reserve the right to reject any or all tenders of Eligible Options that we determine are not in appropriate form or that we determine are unlawful to accept. Neither the Company nor any other person is obligated to provide notice of any defects or irregularities in tenders. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the right to waive any of the conditions of this offer or any defects or irregularities involving the tender of Eligible Options with respect to all option holders. We will strictly enforce the offering period, subject only to an extension that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement.  Your tender of Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer and will be controlling, absolute and final, subject to your withdrawal rights described below. Our acceptance for exchange of your tendered options through this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer. Subject to our rights to extend, terminate and amend this offer, we will promptly accept for exchange all Eligible Options that you properly tender to us prior to the expiration date and that you have not withdrawn.

If we do not receive any response from you, you will be deemed to have elected not to participate in the offer.

4.	CHANGE IN ELECTION; WITHDRAWAL RIGHTS

You may change your election to exchange your options by following the procedures described in this section. If you exchange some or all of your Eligible Options and you later want to change your request, you must do so with respect to all Eligible Options of a particular grant. Similarly, if you choose not to elect to exchange any of your Eligible Options and you later want to change your request, you must do so with respect to all Eligible Options of a particular grant. In addition, if we do not accept your Eligible Options before December 17, 2009, you may withdraw the options you have elected to exchange at any time thereafter.

To change your election, you must deliver a new election form, clearly dated after your original election form, to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf before 5:00 p.m., Central Time, on November 19, 2009. Once we receive a new, later dated election form submitted by you, your original election form will be disregarded.

Change from Not Participating to Participating in this Offer.  If you are changing your request in order to accept the offer, the new election form must include the information regarding the Eligible Options you wish to exchange. Once we receive your new, later dated election form, your original election form will be disregarded.

Change from Participating to Not Participating in this Offer.  You may completely withdraw from participation in the offer by delivering a new election form with the appropriate box marked indicating such decision to Renee Wolf as set forth above. The new election form must be clearly dated after your original election form.

Change in Participation Amount.  If you are changing which option grants you wish to exchange, you must fill out a new election form including all Eligible Options you wish to exchange and not just the new or revised selected eligible option grants. Once we receive your new election form, your original election form will be disregarded.

You may submit your new election form at any time before 5:00 p.m., Central Time, on November 19, 2009. If we extend this offer beyond that time, you may submit your change in election form at any time until the extended expiration date. In addition, prior to the expiration date of the offer or the extended expiration date, if the offer is extended, you may withdraw your tendered options by submitting a change in election form with the appropriate box checked. We intend to accept and cancel properly tendered Eligible Options promptly after the expiration date.

Neither we nor any other person is obligated to inform you of any defects or irregularities in any election form that you may submit, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of election forms. Subject to any order or decision by a court of competent jurisdiction, our determinations of these matters will be final and binding.

5.	ACCEPTANCE OF ELIGIBLE OPTIONS AND GRANT OF NEW OPTIONS

Subject to, and conditioned upon the terms and conditions of this offer, we will accept promptly after the expiration date all Eligible Options that you properly tender to us prior to the expiration date that you have not validly withdrawn. We will give notice of our acceptance on the date this offer expires.

For purposes of this offer, we will be deemed to have accepted for exchange Eligible Options that are validly tendered and not properly withdrawn when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by company-wide mail or email or by issuance of a press release.

Once we have accepted Eligible Options tendered by you, your Eligible Options will be cancelled and you will no longer have any rights under such options. Promptly after we accept Eligible Options tendered for exchange, we will electronically send each tendering option holder an award agreement covering the New Options. Upon receipt, please review the document and accept the award described in the agreement. The grant date for the New Options will be November 19, 2009, unless this offer is extended.

If, for any reason, on the date this offer expires, you are not an employee or director of the Company, or an employee of one of our subsidiaries, you will not be eligible to participate in this offer.

6.	CONDITIONS OF THE OFFER

We may terminate or amend this offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

1. any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened in writing, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the tendered Eligible Options, or the grant of the New Options, or that otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition, financial or other, income, operations or prospects or materially impair our ability to create better performance incentives for our employees through this offer;

2. any action is threatened in writing, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened in writing, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to apply to this offer, the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(i) make it illegal for us to accept some or all of the tendered Eligible Options or to issue some or all of the New Options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

(ii) delay or restrict our ability, or render us unable, to accept the tendered Eligible Options for exchange or to issue some or all of the New Options for some or all of the tendered Eligible Options; or

(iii) materially and adversely affect our business, financial condition, income, operations or prospects;

3. there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

4. the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

5. there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record an additional compensation expense against our earnings in connection with this offer for financial reporting purposes;

6. another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(i) any person, entity or “group”, within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

(ii) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities;

7. any change or changes occurs in our business, financial condition, assets, income, operations, prospects or stock ownership that in our reasonable judgment is materially adverse to us; or

8. any prohibition from granting New Options by applicable law or regulation (such prohibitions could result from changes in the rules, regulations or policies of the SEC or the listing requirements of the NASDAQ).

The conditions to this offer are for our benefit. We may assert them in our discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. You may challenge our determination of these matters. Only a court of competent jurisdiction may render a final and binding determination. Subject to any order or decision by a court of competent jurisdiction, any determination we make concerning the events described in this section will be final and binding upon all of our employees, our subsidiaries’ employees and our directors eligible to participate in this offer.

7.	PRICE RANGE OF OUR COMMON STOCK

There is no market for options to purchase shares of our common stock. Our common stock is quoted on the NASDAQ under the symbol “AKRX.” The following table presents the high and low sales prices per share of our common stock for the periods indicated, as reported by the NASDAQ:

	High	Low

Year Ended December 31, 2007
First Quarter	$7.00	$5.00
Second Quarter	7.73	6.10
Third Quarter	8.00	6.42
Fourth Quarter	7.95	5.82
Year Ended December 31, 2008
First Quarter	$8.19	$4.37
Second Quarter	5.24	3.26
Third Quarter	5.63	3.14
Fourth Quarter	5.22	1.11
Year Ended December 31, 2009
First Quarter	$2.69	$0.86
Second Quarter	1.29	0.73
Third Quarter	1.75	0.92
Fourth Quarter (through October 19, 2009)	1.64	1.22

On October 19, 2009, the closing price of our common stock as reported by the NASDAQ was $1.56 per share.

We cannot predict what the closing price per share will be on the expiration date and thus, cannot predict what the exercise price of the New Options will be. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

8.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

Consideration.  The Eligible Options were granted to Eligible Holders under our 2003 Plan. New Options will be issued on a one-for-one basis for tendered Eligible Options. Each New Option will be issued under our 2003 Plan.

As of October 19, 2009, there were outstanding Eligible Options to purchase 1,744,069 shares of the Company’s common stock. If all such outstanding Eligible Options are exchanged, we would grant New Options to purchase 1,744,069 shares of our common stock. On a fully diluted basis, these shares would equal approximately 1.93% of the total shares of our common stock outstanding as of October 19, 2009.

Terms of New Options.  Each grant of a New Option pursuant to this offer will be exercisable for the same number of shares as were subject to that portion of the Eligible Option for which such New Option was exchanged. Each New Option will have an exercise price equal to the greater of $1.34 per share or the closing price per share of our common stock as reported by the NASDAQ on the expiration date of the offer. Each New Option granted in this offer will vest and become exercisable on the same schedule that originally applied to the tendered Eligible Option to which the New Option relates, except that the schedule will restart based on the grant date of the New Option. The vesting period for the New Options will begin on the date the New Options are granted. Each New Option will expire on the fifth anniversary of the grant date of the New Option. Except for the foregoing, the terms and conditions of the New Options will be substantially the same as the cancelled Eligible Options.

The terms and conditions of the New Options under the 2003 Plan are set forth in the 2003 Plan and the stock option agreement you entered into in connection with the grant of such options. The terms and conditions of the 2003 Plan are summarized in the applicable prospectus prepared by us and previously distributed to you. You may obtain copies of each of the prospectus and the 2003 Plan as indicated below.

Our statements concerning the 2003 Plan and the New Options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 2003 Plan and the stock option agreement between you and us. The 2003 Plan is on file with the SEC as an exhibit to the Schedule TO that was filed in connection with this offer. Please contact Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911 to request a copy of the 2003 Plan or the New Option agreement. We will provide copies promptly and at our expense.

Tax Consequences.  If you are a U.S. tax resident, you should refer to Section 13 for a discussion of the U.S. federal income tax consequences of the New Options. If you are an employee subject to tax and/or social insurance contributions outside the U.S., you should refer to Schedule A attached to this offer for a discussion of the tax consequences of the New Options. If you are a citizen or resident of more than one country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

Registration of Shares Underlying New Options.  All shares of common stock issuable upon exercise of the New Options granted in connection with this offer have been registered under the Securities Act on a registration statement on Form S-8 that has been filed with the SEC. Unless you are considered an “affiliate” of the Company, you will be able to sell, free from any transfer restriction under applicable securities laws, any shares of common stock you receive upon exercise of a vested New Option.

9.	INFORMATION ABOUT US; FINANCIAL INFORMATION.

Overview.  We manufacture and market sterile specialty pharmaceuticals. Our principal executive office is located at 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045. We have manufacturing facilities located in Decatur, Illinois and Somerset, New Jersey and market and distribute an extensive line of hospital and ophthalmic pharmaceuticals. Our common stock is listed on the NASDAQ under the symbol “AKRX.”

For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our other filings made with the SEC. We recommend that you review materials that we have filed with the SEC before deciding whether or not to tender your Eligible Options. We will also provide you without charge, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See “Additional Information” in Section 16 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Financial Information.  The financial information set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended June 30, 2009 is incorporated herein by reference. Schedule B to this offer contains a summary of our consolidated financial statements.

Book Value.  We had a book value per share of $0.50 on June 30, 2009 (calculated using the book value as of June 30, 2009, divided by the number of total shares outstanding as of June 30, 2009).

Ratio of Earnings to Fixed Charges.  The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Three Months		Six Months
	Ended		Ended		Year Ended
	June 30,		June 30,		December 31,
	2009	2008	2009	2008	2008	2007

Ratio of earnings to fixed charges	(13.66)	(13.84)	(7.00)	(21.84)	(11.54)	(271.43)

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and issuance costs on all indebtedness, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.

We currently plan to announce our results of operations for the third quarter of 2009 on or about November 10, 2009. We encourage you to consider that announcement in making your decision whether to participate in the offer.

Tax Treatment of New Options.  Options granted under the offer will be nonstatutory stock options. If you are a citizen or resident of the United States, no taxable income is recognized by an option holder upon the grant of a nonstatutory stock option. The option holder will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The option holder will be required to satisfy the tax withholding requirements applicable to such income.

If you are a tax resident of a country other than the United States, the tax consequences of participating in this offer may be different for you. Please be sure to read Section 13 of this offer and Schedule A which discuss the potential tax consequences in the foreign country in which you are subject to tax.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

All of our employees and directors, and our subsidiaries’ employees, are eligible to participate in this offer. The following is a list of our directors and executive officers and their beneficial ownership of our common stock and options to purchase our common stock as of October 19, 2009:

		Shares of
		Common
		Stock
		Underlying
		Eligible	Percent of	Shares of	Percent of
		Options	Total Eligible	Common Stock	Common Stock
		Beneficially	Options	Beneficially	Beneficially
Name	Position and Offices Held	Owned	Outstanding	Owned	Owned

John N. Kapoor, Ph.D.	Chairman of the Board	0	0.00%	28,804,152	31.87%
Jerry N. Ellis	Director	70,000	3.98%	67,000	0.07%
Ronald M. Johnson	Director	70,000	3.98%	40,000	0.04%
Subhash Kapre, Ph.D.	Director	20,000	1.14%	5,000	0.01%
Randall J. Wall	Director	20,000	1.14%	12,200	0.01%
Brian Tambi	Director	0	0.00%	2,500	0.00%
Alan Weinstein	Director	0	0.00%	2,500	0.00%
Steven J. Meyer	Director	0	0.00%	2,500	0.00%
Raj Rai	Interim Chief Executive Officer	0	0.00%	0	0.00%
Timothy A. Dick	Chief Financial Officer	0	0.00%	12,952	0.01%
Joseph Bonaccorsi	Senior Vice President, General Counsel, and Secretary	0	0.00%	17,868	0.02%
John R. Sabat	Senior Vice President, National Accounts and Trade Relations	75,000	4.27%	110,027	0.12%
Mark M. Silverberg	Executive Vice President, Operations, Global Quality Assurance and Regulatory Affairs	160,000	9.10%	28,723	0.03%

The business address and telephone number of each director and executive officer is c/o Akorn, Inc., 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045, (847) 279-6100.

As of October 19, 2009, our directors and executive officers as a group beneficially owned (i) 29,105,422 shares of our common stock, which represents 32.20% of the outstanding shares of our common stock and (ii) Eligible Options to purchase 415,000 shares of our common stock, which represents 23.79% of the Eligible Options. In addition, as of such date our directors and executive officers as a group may be deemed to beneficially own 29,520,422 shares of our total common stock, which represents 32.04% of the outstanding shares of total common stock.

There have been no agreements, arrangements or understandings between us and any other person involving our options or our common stock during the 60 days prior to this offer, and there are no such currently proposed agreements, arrangements or understandings other than this offer. In addition, neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or affiliates of our directors or executive officers, engaged in transactions involving our options or our common stock during the 60 days prior to this offer.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Eligible Options that are tendered in connection with this offer will be cancelled if accepted for exchange. The shares of common stock underlying cancelled Eligible Options that had been granted under our 2003 Plan will be returned to the pool of shares available for grants of new awards or options under such plan, and will then be allocated to the New Options to be granted in exchange for such Eligible Options.

We apply Statement of Financial Accounting Standards No. 123 (Revised), or SFAS No. 123(R), to account for share-based payments. Under SFAS No. 123(R), stock compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. We estimate the fair value of stock-based awards using a Black-Scholes valuation model. Determining the assumptions that enter into the model is highly subjective and requires judgment. We use an expected volatility that is based on the historical volatility of our stock. The expected life assumption is based on historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the average market rate on U.S. treasury securities in effect during the quarter in which the options were granted. The dividend yield reflects historical experience as well as future expectations over the expected term of the option. Also, under SFAS No. 123(R), we are required to estimate forfeitures at the time of grant and revise in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

Under SFAS No. 123(R), stock-based compensation expense is calculated based upon the fair value of a stock award on the date of grant, and the cancellation of an award accompanied by the concurrent grant or offer to grant a replacement award is accounted for as a modification of the terms of the cancelled award. The incremental compensation expense associated with an option exchange is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award, both determined at the modification date. As a result, we will incur a non-cash compensation charge for all Eligible Options that are exchanged for New Options. The compensation charge will be recorded over the vesting periods of the New Options. The amount of this charge will depend on a number of factors, including the level of participation by the holders of Eligible Options, the exercise price per share of cancelled Eligible Options and the exercise price of the New Options.

Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the offer, we cannot predict the exact amount of the charge that will result from this offer.

12.	LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any material pending or threatened legal actions or proceedings relating to the offer. In addition, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Eligible Options and issuance of New Options as contemplated by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the New Options as contemplated herein. If any such approval or other action should be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such action. This could require us to delay the acceptance of Eligible Options tendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action, if necessary, without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered Eligible Options for exchange and to issue New Options is subject to the conditions described in Section 6.

13.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. tax consequences of the exchange of Eligible Options under the offer for those Eligible Holders that are subject to U.S. federal income tax. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of Eligible Holders.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this offer, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change, and the federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances. We recommend that you consult your own tax advisor with respect to the U.S. federal, state, and local tax consequences and any non-U.S. tax consequences of participating in this offer, as the tax consequences to you are dependent on your individual tax situation.

If you exchange your Eligible Options for New Options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable event.

The New Options will be nonqualified stock options and will not qualify as “incentive stock options” within the meaning of Section 422 of the Code. Under current law, an option holder generally will not realize taxable income upon the grant of a nonstatutory stock option, assuming that the options are not actively traded on an established market and the fair market value of the options cannot be measured with reasonable accuracy at the time of grant. However, when an option holder exercises the nonstatutory stock option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder, and such taxable income will be subject to all applicable withholding taxes. To comply with withholding requirements, (i) we will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to such compensation income from other compensation paid to the option holder or from the proceeds of sales of all or a portion of the stock issued upon exercise of the option, or (ii) option holder will be required to make a direct payment to us to cover the withholding tax liability.

We generally will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

Attached as Schedule A to this offer is a summary of the general tax and other relevant legal consequences of the offer for Eligible Holders subject to tax and/or social insurance in India. If you are subject to the tax laws in India, please refer to the Schedule A for information regarding the tax and social security consequences to you of participating in this offer. You should review the information carefully and consult your own tax advisor regarding your personal situation before deciding whether or not to participate in this offer.

If you are subject to tax in more than one country, even if you are a resident of the United States, you should be aware that there may be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult your own tax advisor to discuss these consequences.

14.	EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We may at any time, and from time to time, extend the period of time during which this offer is open and delay accepting any Eligible Options tendered to us by providing notice of the extension by public announcement, oral or written notice, or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the offer is extended or amended, we will provide appropriate notice of the extension or amendment, as applicable, and the new expiration date, if any, no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration date. Any announcement relating to this offer will be made promptly in a manner reasonably designed to inform option holders of the change.

Prior to the expiration date, we may terminate or amend the offer and postpone our acceptance and cancellation of any Eligible Options if any of the conditions specified in Section 6 occur. In order to postpone, we must provide oral, written or electronic notice of such termination or postponement. Notwithstanding the foregoing, we will return the Eligible Options tendered for exchange promptly after we terminate or withdraw this offer.

If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the materiality of such terms or information.

In addition, if we increase or decrease the consideration offered for the Eligible Options or the number of Eligible Options that may be tendered under the offer, we will publish notice or otherwise inform you in writing of such action and will keep the offer open for at least ten business days from the date of such notification.

15.	FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Eligible Options pursuant to the offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this offer, including any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this offer.

16.	ADDITIONAL INFORMATION.

This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed or furnished with the SEC before making a decision on whether to tender your Eligible Options:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 30, 2009, as amended by Amendment No. 1 on April 30, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, as filed on May 11, 2009, and ended June 30, 2009, as filed on August 17, 2009 and as amended on September 4, 2009;

•	our Current Reports on Form 8-K filed on January 9, February 3, March 3, April 6, April 17, April 21, June 2, June 24, July 23, August 20, and August 21, 2009 and portions of our Current Report on Form 8-K filed on June 12, 2009; and

•	the description of our common stock contained in the section entitled “Description of Capital Stock and Convertible Securities,” included in our Post Effective Amendment No. 2 to Registration Statement on Form S-1, No. 333-119168 filed with the SEC on June 14, 2005, and any amendment or report filed for the purpose of updating such description.

The SEC file number for these filings is 001-32360. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our internet address is http://www.akorn.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish to, the SEC. Information contained on our website is not part of the offer.

We will also provide without charge to each person to whom we deliver a copy of this offer, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045
Attn: Renee Wolf

or by contacting Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911 between the hours of 9:00 a.m. and 5:00 p.m., Central Time.

As you read the documents listed in this Section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.

The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS.

We are not aware of any U.S. jurisdiction where the implementation of this offer violates applicable law. If at any time we become aware of any such jurisdiction where this offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Akorn, Inc.
October 21, 2009

Schedule A
A Guide to Issues for Non-U.S. Employees

India

The following is a discussion of the material tax consequences of participating in the exchange of Eligible Options and the grant of New Options pursuant to the offer for Eligible Holders subject to tax in India. This discussion is based on the law in effect in India as of September 2009. This discussion is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of Eligible Holders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this discussion may be out of date at the time the New Options are granted, you exercise the New Options or you sell shares acquired at exercise of the New Options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this discussion may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in India apply to your specific situation.

TAX INFORMATION

Option Exchange

You likely may not be required to pay taxes as a result of the exchange of Eligible Options for New Options.

Grant of New Options

You will not be subject to tax when the New Options are granted to you.

Exercise of New Options

Under the Finance Act of 2009 (the “Finance Act”), when you exercise the New Options and thereupon shares of our common stock are allotted to you, you will be subject to income tax under the head of salary on the difference between the exercise price and the fair market value of the shares as determined by a Category 1 Merchant Banker as on the date of exercise of option because an issuance of stock options and other equity awards at less than the fair market value are now characterized as perquisites.

Because of the way the perquisites are calculated, no perquisites will accrue or arise if the fair market value of the shares at the time of exercise of option is less than the exercise price of the New Options.

Note, the amount of tax on a perquisite payable by you will be calculated using your marginal income tax rate.

You will not be subject to provident fund contributions or other social insurance contributions when you exercise the New Options.

Sale of Shares

When you sell the shares acquired at exercise of the New Options, you will be subject to capital gains tax. The taxable amount will be the difference between the sale price and the fair market value of the shares at the time of exercise of option. For perquisite purposes, the fair market value of the shares may be determined differently than it is determined under the terms of the 2003 Plan. We will have to obtain a valuation from a Category 1 Merchant Banker for the shares and provide you with a copy thereof, in accordance with the terms of the Finance Act. If you hold the shares for more than 12 months after exercise, you will be taxed at the more favorable long-term capital gains tax rate of 20.60% (including surcharge and education fees). If you hold the shares for 12 months or less after exercise, you will be taxed at the short-term capital gains tax rate (which is the same as your progressive income tax rate).

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Withholding and Reporting

Your employer will withhold and report withholding tax on the value of perquisites considered as part of your salary when you exercise the New Options and thereupon shares are issued to you, to fulfill its withholding tax obligations. You shall be responsible to report your income properly considering the value of perquisites. You are responsible for reporting and paying any tax resulting from the sale of your shares.

EXCHANGE CONTROL INFORMATION

To the extent required by law, you must repatriate to India the proceeds of any shares sold and convert the proceeds to local currency within a reasonable period of time (but not later than 90 days after the sale). If required by law, you must also obtain evidence of the repatriation of funds in the form of a foreign inward remittance certificate (“FIRC”) from the bank where you deposited the foreign currency and you must deliver a copy of the FIRC to your employer.

Since exchange control regulations can change frequently and without notice, you should consult your personal legal advisor before selling your shares to ensure compliance with current regulations. It is your responsibility to comply with exchange control laws in India, and neither Ixia nor your employer will be liable for any fines or penalties resulting from your failure to comply with applicable local laws.

A-2

Schedule B
Summary Financial Information

We have presented below our summary consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the summary financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, each of which are incorporated herein by reference. The summary consolidated statements of operations data for the fiscal years ended December 31, 2008 and 2007 and the summary consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2008. The summary consolidated statements of operations data for the three months and six months ended June 30, 2009, and the summary consolidated balance sheet data as of June 30, 2009, is derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

	Three Months Ended		Six Months Ended		Year Ended
	June 30,		June 30,		December 31,
	2009	2008	2009	2008	2008	2007
	(In thousands, except per share data)

Statements of Operations Data:
Revenues	$16,300	$21,229	$38,340	$35,688	$93,598	$52,895
Cost of sales	14,634	16,402	31,311	27,114	67,006	41,495

Gross profit	1,667	4,827	7,029	8,574	26,592	11,400
Total operating expenses	7,961	7,477	22,340	16,449	33,775	31,215

Operating loss	(6,294)	(2,650)	(15,311)	(7,875)	(7,183)	(19,815)

Net loss	(6,950)	(2,819)	(17,641)	(8,363)	(7,939)	(19,168)

Operating loss per share:
Basic	(0.07)	(0.03)	(0.17)	(0.09)	(0.08)	(0.23)

Diluted	(0.07)	(0.03)	(0.17)	(0.09)	(0.08)	(0.23)

Net loss per common share:
Basic	(0.08)	(0.03)	(0.20)	(0.09)	(0.09)	(0.22)

Diluted	(0.08)	(0.03)	(0.20)	(0.09)	(0.09)	(0.22)

Shares used in calculated operating loss and net loss per common share:
Basic	90,218	89,204	90,161	89,129	89,209	87,286

Diluted	90,218	89,204	90,161	89,129	89,209	87,286

Cash Flow Data cash provided by (used in):
Operating activities	(3,080)	(3,693)	(4,612)	(13,052)	(5,420)	(24,891)

Investing activities	(591)	(1,151)	(892)	(1,420)	(3,787)	(2,184)

Financing activities	9	2,786	5,460	7,893	2,322	13,205

Net (decrease) increase in cash and cash equivalents	(3,662)	(2,058)	(44)	(6,579)	(6,885)	(13,870)

B-1

	As of
	June 30,	Year Ended December 31,
	2009	2008	2007

Balance Sheet Data
Cash and cash equivalents	$1,019	$1,063	$7,948
Total current assets	35,656	40,746	45,722
Total non-current assets	8,305	7,360	8,982
Total current liabilities	28,194	18,103	21,000
Total long-term liabilities	3,518	2,783	1,308
Total shareholders’ equity	45,088	61,443	64,658

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